UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 22, 2004

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __ Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes __ No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: January 22, 2004
	By:	/s/ Stuart Snyder
Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated January 22, 2004 - CINAR MAILED NOTICE OF SPECIAL MEETING AND MANAGEMENT PROXY CIRCULAR

TO:	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM:	CINAR

DATE:	January 22, 2004

RE:	For immediate release

CINAR ISSUES NOTICE OF SPECIAL MEETING AND MANAGEMENT PROXY CIRCULAR

Montreal (Quebec) Canada - CINAR Corporation issued the Notice of Special Meeting and Management Proxy Circular to shareholders today, respecting the arrangement providing for the acquisition of the Company by an investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners. The documents confirm that the meeting will be held on February 17, 2004, at 11:00 A.M. in the Salon Hochelaga 4 of the Fairmont Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, Canada. Only shareholders duly registered as of the close of business on January 16, 2004, will be entitled to vote at this special meeting.

Under the terms of the arrangement, CINAR shareholders will receive US$3.60 per share in cash. In addition, the arrangement calls for a pro rata distribution to CINAR shareholders of the potential net proceeds, if any, from the settlement of certain outstanding litigation. The arrangement requires the approval of 2/3 of the holders of Multiple Voting Shares and 2/3 of the holders of Limited Voting Shares, each voting as a separate class. The Company’s founders, who hold in aggregate approximately 96% of the outstanding Multiple Voting Shares, have irrevocably agreed to vote their shares in favour of the arrangement.

CINAR’s Board of Directors has determined that the arrangement is in the best interests of CINAR. Accordingly, the Board has unanimously approved the arrangement and recommends that CINAR shareholders vote for the arrangement resolution at the special meeting. “We met many potential purchasers before negotiating this arrangement and it is clear that it provides shareholders with fair value,” said Robert Després, Chairman of the Board. “On behalf of the Board, I am very pleased to recommend this agreement to our shareholders.”

Furthermore, the Company’s financial advisor, Merrill Lynch, has determined that the aggregate consideration payable under the arrangement is fair from a financial point of view to CINAR shareholders.

The Notice of Special Meeting and Management Proxy Circular will also be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on CINAR’s website www.cinar.com. These documents can also be obtained from the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov/edgar.shtml . Copies can be obtained as well from the Company’s Secretary at 1055 René-Lévesque Blvd. East, Montreal (Qc), H2L 4S5, Tel: (514) 843-7070.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

Information:

Nathalie Bourque (514) 843-2309